UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 001-33251

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNIVERSAL PROPERTY & CASUALTY 401(k)
PROFIT SHARING PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNIVERSAL INSURANCE HOLDINGS, INC.
1110 WEST COMMERCIAL BLVD.
FORT LAUDERDALE, FLORIDA 33309

UNIVERSAL PROPERTY & CASUALTY 401(k)
PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
December 31, 2019 and 2018

Table of Contents		Page

	Report of Independent Registered Public Accounting Firm	1

(a)	Financial Statements

	Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	3

	Notes to Financial Statements	4

(b)	Supplemental Schedule

	Schedule of Assets Held at End of Year as of December 31, 2019 - Form 5500, Schedule H, Part IV, Line 4(i)	10

	Schedule of Delinquent Participant Contributions for the year ended December 31, 2019 - Form 5500, Schedule H, Part IV, Line 4(a)	11

	Signatures	12

	Exhibits:
	Exhibit 23.1 Consent of Plante & Moran, PLLC

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Universal Property & Casualty
401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Universal Property & Casualty 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2019 and 2018 and the changes in its net assets for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Plan's management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2019 and schedule of delinquent participant contributions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Company’s auditor since 2010.

Chicago, Illinois
June 29, 2020

Universal Property & Casualty 401(k)
Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2019	December 31, 2018
ASSETS:
Participant directed investments at fair value:
Mutual funds	$29,969,783	$21,098,244
Universal Insurance Holdings Common Stock Fund	534,029	220,500
Self-directed brokerage accounts	904,352	749,917
Total participant-directed investments	31,408,164	22,068,661

Contributions receivable:
Participants	9,200	—
Employer	5,450	—
Total contributions receivables	14,650	—

Notes receivable from participants	1,644,881	1,206,684
Total assets	33,067,695	23,275,345

LIABILITIES - Excess contributions payable	5,491	6,723

NET ASSETS AVAILABLE FOR BENEFITS	$33,062,204	$23,268,622

See notes to financial statements.

Universal Property & Casualty 401(k)
Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2019
ADDITIONS TO NET ASSETS:
Contributions:
Participants	$3,351,981
Employer	2,192,761
Rollovers	84,748
Total contributions	5,629,490

Investment income:
Interest and dividends	1,018,252
Net realized and unrealized gain on investments	3,826,675
Total investment income	4,844,927

Interest income on notes receivable from participants	76,838
Total additions	10,551,255

DEDUCTIONS FROM NET ASSETS:
Benefits paid directly to participants or beneficiaries	745,094
Administrative expenses	12,579
Total deductions	757,673

NET INCREASE	9,793,582

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	23,268,622

End of year	$33,062,204

See notes to financial statements.

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

Note 1 -	DESCRIPTION OF THE PLAN

The following description of Universal Property & Casualty 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan maintained on a 12-month plan year, which begins on January 1 and ends on December 31. The Plan was established by Universal Property & Casualty Insurance Company, the Plan’s sponsor, on January 1, 2009. Universal Property & Casualty Insurance Company is a wholly-owned subsidiary of Universal Insurance Holdings, Inc. (“UVE”). The Plan covers all employees of Universal Property & Casualty Insurance Company and participating affiliates of UVE (collectively, the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility - Any employee of the Company who has attained 18 years of age and has completed three consecutive months of service is eligible to participate in the Plan. Eligible employees may enroll in the Plan on the first day of each month of the plan year.

Contributions - An eligible employee may elect to contribute an amount between 1 percent and 90 percent (in whole percentages) of the contributing participant’s before-tax compensation, not to exceed current Internal Revenue Service (IRS) regulations. Participants who have attained age 50 may make catch-up contributions in addition to their regular deferral contributions. Participants can elect whether to have their contributions subject to federal income tax each pay period or defer federal income tax until withdrawn. Eligible employees may also contribute, with the consent of the plan administrator, amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan, including the Universal Insurance Holdings Common Stock Fund, which holds common stock of UVE. The Plan restricts investment in Universal Insurance Holdings Company Stock Fund to a total of 30% of any contribution made by participants. The participants are able to change their investment options on a daily basis.

The employer matches participants’ contributions in an amount equal to 100 percent of each eligible participant’s contribution up to a maximum of 5 percent of the participant’s compensation for the contribution period.

The employer may also make a discretionary profit-sharing contribution to the Plan as determined by the Company. There was no such profit-sharing contribution during 2019.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution, the employer’s profit-sharing contribution, and allocations of the plan earnings and is charged with an allocation of administrative expenses and plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant (or the participant’s spouse or designated beneficiary, in the case of death) may receive 100 percent of the value of the participant’s account. Upon termination of service due to any other reason, a participant may receive the vested portion of the value of the participant’s account. Distributions may be in the form of a lump-sum payment or installment payments. If the participant’s vested account balance is less than $5,000, distributions will be made in a single lump-sum payment. If the participant’s vested account balance exceeds $5,000, the distribution may be made in a single lump-sum payment, installments over a period of not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and their beneficiary), or partial withdrawals.

Forfeitures - Forfeitures can be used to reduce administrative expenses or future employer contributions. Forfeitures are generally used first to pay any administrative expenses and any remaining forfeitures are used to reduce employer contributions. For the year ended December 31, 2019, $10,193 was used to reduce employer contributions. As of December 31, 2019 and 2018, the forfeiture account balance was $50 and $9,351, respectively.

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

Vesting - Participants are immediately vested in both participant and employer matching contributions. Participants vest in employer discretionary contributions as follows:

Years of Service	Vested Percentage
2	20%
3	40%
4	60%
5	80%
6	100%

Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms, excluding those for the purchase of a principal residence, range from 1 to 5 years (60 months). Loans for the purchase of a principal residence can be paid over a reasonable period of time, not to exceed 30 years. The loans are secured by the balance in the participant’s account and bear interest at rates equal to the prime rate on the date of the loan request plus 1 percent. Principal and interest are paid ratably through biweekly payroll deductions.

Termination - While it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan agreement and ERISA. Upon termination of the Plan, participants become 100 percent vested in their account balances.

Note 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Mutual funds are valued based on quoted market values. The Universal Insurance Holdings Common Stock Fund (“Common Stock Fund”) is tracked on a unitized basis. The value of the Common Stock Fund is the combined value of the year-end market value of Universal Insurance Holdings Common Stock (“UVE Common Stock”) plus uninvested cash, if any, held in the Common Stock Fund. As of December 31, 2019, the Common Stock Fund held 18,528 shares of UVE Common Stock with an aggregate value of $518,599, and unvested cash of $15,430. As of December 31, 2018, the Common Stock Fund held 5,548 shares of UVE Common Stock with an aggregate value of $210,380, and unvested cash of $10,120.

Additionally, the Plan allows participants to invest in self-directed brokerage accounts. The self-directed brokerage accounts include various investments in publicly traded securities, which are valued based on quoted market values. See Note 3 for additional information.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Delinquent loans are reclassified as distributions based on the terms of the plan document.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Administrative Expenses - Certain administrative costs are paid by the Company, if any, which qualify as party-in-interest transactions.

Subsequent Events - The financial statements and related disclosures include evaluation of events up through the date the financial statements were issued and determined that, other than those disclosed throughout the financial statements, no additional disclosures were required.

In March 2020, the World Health Organization categorized Coronavirus Disease 2019 (“COVID-19”) as a pandemic. The COVID-19 pandemic has resulted in economic uncertainty and extreme volatility in financial markets, and has affected, and may continue to affect the market price of the Universal Insurance Holdings Common Stock and other Plan assets. The duration and ultimate impact of COVID-19 is uncertain and difficult to assess or predict.

In 2020, management elected to implement certain provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

Note 3 -	FAIR VALUE MEASUREMENTS

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The following tables present information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2019 and 2018.

Level 1 - Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby, inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

Assets Measured at Fair Value on a Recurring Basis at December 31, 2019

	Investments (at Fair Value)	Level 1	Level 2	Level 3
Mutual funds	$29,969,783	$29,969,783	$—	$—
Universal Insurance Holdings Common Stock Fund	534,029	534,029	—	—
Self-directed brokerage accounts (1)	904,352	904,352	—	—
Total	$31,408,164	$31,408,164	$—	$—

(1)
Self-directed brokerage accounts consist of non interest-bearing cash of $6,429, interest-bearing cash of $202,742, corporate common stock of $695,181 of which includes $327,771 of UVE Common Stock at December 31, 2019.

Assets Measured at Fair Value on a Recurring Basis at December 31, 2018

	Investments (at Fair Value)	Level 1	Level 2	Level 3
Mutual funds	$21,098,244	$21,098,244	$—	$—
Universal Insurance Holdings Common Stock Fund	220,500	220,500	—	—
Self-directed brokerage accounts (2)	749,917	749,917	—	—
Total	$22,068,661	$22,068,661	$—	$—

(2)
Self-directed brokerage accounts consist of interest-bearing cash of $40,882, corporate common stock of $708,806 of which includes $345,717 of UVE Common Stock, and corporate common stock warrants of $229 at December 31, 2018.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There have not been any transfers between levels of the fair value hierarchy during 2019 and 2018.

Note 4 -	TAX STATUS

The Plan is a prototype plan. The prototype plan has received a favorable opinion letter from the Internal Revenue Service (IRS) indicating that the Plan, as designed, is qualified for federal income tax-exempt status. The Plan has not individually sought out its own determination letter from the IRS.

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

Note 5 -	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 and 2018 to Form 5500:

	2019	2018
Net assets available for benefits per the financial statements	$33,062,204	$23,268,622
Excess contributions payable	5,491	6,723
Net assets per Form 5500	$33,067,695	$23,275,345

The following is a reconciliation of net increase in net assets available for benefits per the financial statements for the year ended December 31, 2019 to Form 5500:

2019
Net increase per the financial statements	$9,793,582
Change in corrective distributions	(1,232)
Net income per Form 5500	$9,792,350

Note 6 -	RELATED PARTIES

The Company is a party-in-interest as defined by ERISA as a result of being the Plan Sponsor. The Plan engages in transactions involving the acquisition or disposition of UVE Common Stock in the Common Stock Fund. All of these transactions are exempt from the “prohibited transactions” provisions of ERISA. The Plan held shares of UVE Common Stock in the Common Stock Fund and the self-directed brokerage account with a combined estimated fair value of $846,370 and $556,097 as of December 31, 2019 and 2018, respectively.

UVE Common Stock Activity in the Common Stock Fund

	2019	2018
Shares owned	18,528	5,548
Shares purchased	13,549	6,419
Shares sold	569	871

The Plan received $9,558 and $1,489 in dividend income on the UVE Common Stock during the years ended December 31, 2019 and 2018, respectively.

The Company may pay certain Plan’s administrative expenses, if any, during the year ended December 31, 2019, which is not reflected in the Plan’s financial statements. All the transactions discussed in this paragraph qualify as party-in-interest transactions.

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

Note 7 -	DELINQUENT PARTICIPANT CONTRIBUTIONS

Certain participant contributions for an employee were not funded timely to the Plan. The lost earnings from this late remittance were allocated to the Plan participant in June 2020.

UNIVERSAL PROPERTY & CASUALTY 401(K)
PROFIT SHARING PLAN
EIN: 65-0789077, PLAN NO. 001

SCHEDULE OF ASSETS HELD AT END OF YEAR
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
DECEMBER 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer	Description of Investment	Cost **	Current Value
		Mutual funds:
	Invesco	Invesco Income Fund - Investor Class		$157,608
	American Funds	American Funds Target Date Retirement Fund 2045 Class - R3		4,115,734
		American Funds Target Date Retirement Fund 2035 Class - R3		6,014,117
		American Funds Target Date Retirement Fund 2025 Class - R3		2,238,061
		American Funds Target Date Retirement Fund 2015 Class - R3		143,644
		American Funds U.S. Government Money Market Fund - Class R3		1,474,888
		American Funds Capital World Bond - Class R3		207,114
		American Funds Capital World Growth and Income Fund - Class R3		916,910
		American Funds EuroPacific Growth Fund - Class R3		789,233
		American Funds Fundamental lnvestors - Class R3		730,266
		American Funds The Growth Fund of America - Class R3		1,215,427
		American Funds Investment Company of America Fund - Class R3		433,411
		American Funds New Perspective Fund - Class R3		950,301
		American Funds The Bond Fund of America - Class R3		234,449
		American Funds The Income Fund of America - Class R3		2,112,610
	MFS	MFS Utilities Fund - Class R3		556,854
		MFS Total Return - Class R3		471,188
	Vanguard	Vanguard Real Estate Index Fund - Admiral		564,302
		Vanguard 500 Index Fund - Admiral		3,302,572
		Vanguard LifeStrategy Moderate Growth Fund		537,421
		Vanguard Small Cap Value Index Fund - Admiral		668,039
		Vanguard Global Capital Cycles Fund - Investor Class		258,006
		Vanguard LifeStrategy Conservative Growth Fund - Investor Class		394,200
		Vanguard Emerging Markets Stock Index Fund - Admiral		442,229
		Vanguard LifeStrategy Growth Fund		761,465
		Vanguard Energy Fund - Investor Class		279,734

*	TD Ameritrade	Self-Directed Brokerage Account - Brokerage Fund Options		904,352

*	Universal Insurance Holdings	Common Stock Fund		534,029

*	Participants	Notes receivable from participants - Interest rates varying from 4.25 to 6.50 percent	_	1,644,881

		Total		$33,053,045

*	Investment is with a party-in-interest to the Universal Property & Casualty 401(k) Profit Sharing Plan.
**	Historical cost information for participant-direct accounts are not required.

UNIVERSAL PROPERTY & CASUALTY 401(K)
PROFIT SHARING PLAN AND TRUST
EIN: 65-0789077, PLAN NO. 001

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2019
FORM 5500, SCHEDULE H, PART IV, LINE 4(a)

Participant Contributions Transferred Late to Plan	Total that Constitute Non-exempt Prohibited Transactions
				Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Not Corrected Outside VFCP	Contributions Pending Correction in VFCP
—	$—	$2,000	$—	$—

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Property & Casualty 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Universal Property & Casualty 401(k) Profit Sharing Plan

Date: June 29, 2020	By:	/s/ Frank C. Wilcox
Frank C. Wilcox, Chief Financial Officer
UNIVERSAL INSURANCE HOLDINGS, INC.